Filed by Docent, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Docent, Inc.

Click2learn, Inc.

Commission File No.: 000-31537

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Reorganization, dated as of October 20, 2003 and amended as of November 13, 2003 and January 26, 2004 (the “Merger Agreement”), by and among Docent, Inc. (“Docent”), Click2learn, Inc. (“Click2learn), Hockey Merger Corporation (“Newco”), Devil Acquisition Corporation, a wholly owned subsidiary of Newco, and Canuck Acquisition Corporation, a wholly owned subsidiary of Newco. The following presentation will be used for investor presentations Docent and Click2learn plan to hold.

February, 2004

Click2learn / Docent Investor Presentation

Safe Harbor

Information in this presentation contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission, including the companies’ respective 10-K and 10-Q filings.

Docent Background

Incorporated in 1997 NASDAQ: DCNT Headquarters: Mt. View, CA 170 employees Offices in US, UK, France, Germany, Japan, Australia Docent Enterprise?? and associated services

“Docent has helped us increase our Dealer increase our Dealer Satisfaction Index from 50 out of 100 to 87 out of 100. We couldn’t run our business Docent.”

—Willie Keith, Harley Davidson

Docent Momentum

2003 revenue above $30 million Q4 2003 bookings of $10 million and revenue of $8.5 million Year on year bookings up 23% and revenue up 9% Operating loss reduced to $1 million in Q4 Cash of $29 million

“The holy grail for this industry is to move beyond merely cost avoidance and ramp up speed to identify the impact of training across all business functions. Docent’s framework will help lead the industry in this key direction.”

—Cushing Anderson IDC

Click2learn Background

- Founded by Paul Allen in '84
- NASDAQ: CLKS
- Headquarters: Bellevue, WA
- 300 employees
- Offices in US, UK, Japan, India & Australia
- Aspen Enterprise Productivity Suite™, ToolBook and associated services

"Click2learn has one of the best reputations in the industry for providing e-Learning technologies and solutions, and we are pleased and proud to have Click2learn as a partner providing Microsoft's e-Learning content."

- Stephen Guty
Microsoft

click2learn

DOCENT

5

Click2learn Momentum

2003 revenue close to $30 million Q4 bookings of $10 million Low operating expense structure & solid balance sheet

Cash burn minimal

Almost no debt, cash of $12 million

“The company’s platform sales growth … is quite remarkable and puts the company in an elite class of small cap application vendors.”

- Craig-Hallum Capital

Docent and Click2learn Agree to Merge

New Company Poised For Leadership

Most Complete Solution Suite

Greatest R&D and Customer Support Strength

Enhanced Financial Strength & Stability

Over 600 Customers Worldwide Over $40 million in Cash

Combined companies, $60 million of revenue in last 12 months

Our shared vision

We drive business results through innovative performance and learning technologies.

Our products & services enable organizations to:

Solve business problems

Improve employee & organizational performance Increase revenue Decrease costs

Why merge?

Customers are seeking a clear leader

Organizations today understand:

Business impact & ROI of using our software The importance of an integrated suite “Mission critical”

Realities of the industry today:

Still fragmented & no “clear” leader

Docent and Click2learn aim to be that leader

Docent and Click2learn

Merging aims to create a leader with:

1. Financial strength and stability

Balance sheet strength

Sustained profitability & operational leverage

2. Product and solution strength

Most comprehensive technology suite R&D organization to keep it there

3. Operating strength

Customer base to cross-sell to and build from Customer Service & Support to make it work Partner base to leverage

Customers and channels have responded positively

“Congratulations, this is great news! The Docent and Click2learn merger clearly puts you in a favorable position from a financial, operational and product perspective!” —- Cingular Wireless

“I just wanted to send along my heartfelt congratulations on the announcement of your new company. I’m very excited about the possibilities and I look forward to my continuing work with your terrific staff.” —- HP

“Looks like an interesting and potentially great merger. It’s particularly interesting to me because Docent and Click2learn were our finalists in our LMS evaluation process. There were, and are, features in both products that we really like. And there are a lot of very talented people in both organizations. I’m looking forward to hearing more about it.” —- Primedia Workplace Learning

Docent and Click2learn

Merging aims to create a leader with:

1. Financial strength and stability

2. Product and solution strength

3. Operating strength

Two companies with momentum

Merger announced

Winning in the Industry

License Revenue (millions) Among 3 Public Players Focused On Learning & Business Performance Management $14 $12 $10 $8 $6 $4 $2 $0

H1 2002 H2 2002 H1 2003 H2 2003

DCNT + CLKS SABA

Prospects and customers have voted their confidence with their dollars

6 5 4 3 2 1 0

Q403 License Revenue

DCNT + CLKS SABA

Market leadership and momentum continued Bookings of $10mm for both companies

Offering strength and stability

Cash, $            millions $45 $40 $35 $30 $25 $20 $15 $10 $5 $-

Figures for private companies are from industry analyst estimates

Docent and Click2learn

Merging aims to create a leader with:

1. Financial strength and stability

2. Product and solution strength

3. Operating strength

The market has validated a vision…

BUSINESS PERFORMANCE MGT.

Human Capital Management

Identify most powerful levers to solve business problems throughout organization and drive performance

LMS

Make learning and employees more effective and improve productivity

IBT/WBT

Make training more efficient and reduce coordination costs

Drive cost out of classroom training

…and we’ve been delivering it

Docent ‘03 Wins Click2learn ‘03 Wins

British Telecom Microsoft

Symbol Technologies BAE Systems

Hewlett-Packard Standard & Poors

Rockwell Collins Accenture

Siemens Vodafone

Fuji Xerox Nestle

Exult US Airforce

Novartis DeBeers

Carrefour New Horizons

Select Customer & Partner Wins Announced in 2003/4

Delivering the most comprehensive solution

Only Company Offering All 3 Capabilities, Performance Management, and Analytics $ millions

1500 1000 500 0

Year

2001 2002 2003 2004 2005 2006

2001-2006 CAGR 2002

LMS 30.40% 364

VCS 35.40% 266

LCMS 41.00% 60

Total 36.40% 690

Primary Source: IDC

Earning industry accolades

Winner: LMS/Performance Management & LCMS Product Shootout

Leader Learning Management Systems & eLearning Suites 2003 Magic Quadrants

#1 Vendor Overall 2003 METAspectrum Top Rating in Meta SPEX Report

Best Learning Management System as voted by Readers of Training Magazine

2002 Top Training Product

eLearning Age “Best Learning Management Solution, 2003”

Docent and Click2learn

Merging aims to create a leader with:

1. Financial strength and stability

2. Product and solution strength

3. Operating strength

Enterprise customers

628

245

222

Source: Company reports and Brandon Hall Survey

Combined, working with 60% of the 15 most valuable companies in the world…

By Market Capitalization

and over 35% of the Global 50…

By Revenue

as well as 40% of the Fortune 50

By Revenue

Extending reach and validation through marquis partners

Strong and stable management team

Executive	Current Company	Newco Role
R. Andrew Eckert	Docent	CEO
Kevin Oakes	Click2learn	President
Neil Laird	Docent	SVP and CFO
Srinivas Chandrasekar	Click2learn	SVP Products
Dave Crussell	Docent	SVP PS and Operations
Sudheer Koneru	Click2learn	SVP International Operations
Sanjay Dholakia	Docent	SVP Marketing and Alliances
Steve Esau	Click2learn	SVP and General Counsel

click2learn

DOCENT

28

Board has strong governance and industry expertise

Director	Board	Role
Donald E. Fowler	Docent	Chairman
John Coné	Click2learn	Compensation Committee Chair
Jack L. Acosta	Docent	Audit Committee Chair
Sally Narodick	Click2learn	Governance Committee Chair
Ali R. Kutay	Docent	
Vijay Vashee	Click2learn	
R. Andrew Eckert	Docent	
Kevin Oakes	Click2learn	

click2learn

DOCENT

29

Integration activities and deal timing

Teams active in all functional areas (>15 sub-teams)

Roles and Responsibilities Systems and Tools Process and Procedures

‘Clean Room’ set up for engineering and product teams NDA customer interviews regarding roadmap Preliminary S-4 filed 11/14/03 with comments returned to the SEC

Expected shareholder meeting and close mid-March

Together…

1. Financial strength

Expected to generate $15M in savings Near term profitability

2. Product and solution strength

R&D resources to continue innovation on industry’s most complete suite

3. Operating strength

Leverage large customer base Robust and broad partner network

Additional Information And Where To Find It

In connection with the merger of Docent, Inc. and Click2learn, Inc., Hockey Merger Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission on November 17, 2003 and subsequently amended on January 6, 2004 and January 29, 2004 containing a preliminary joint proxy statement of Docent and Click2learn and preliminary prospectus of Hockey Merger Corporation. Investors and security holders are urged to read this filing, which is available now, and the definitive joint proxy statement/prospectus when is becomes available, because it contains and will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9500. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 462-0501.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Docent in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger is included in the preliminary proxy statement/prospectus of Docent and Click2learn and will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9500.